SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of January 2012

JACADA LTD.

(Translation of registrant’s name into English)

11 Shenkar Street

Herzliya 46725, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-    N/A

CONTENTS

On or about January 13, 2012, Jacada Ltd. sent its shareholders of record copies of its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on February 19, 2012 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ CAROLINE CRONIN
Name:	Caroline Cronin
Title:	Chief Financial Officer

Dated: January 13, 2012

Exhibit 1

JACADA LTD.

11 Shenkar Street

Herzliya 46725, Israel

January 13, 2012

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Jacada Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders, or the Meeting, of Jacada Ltd., a company formed under the laws of the State of Israel, or the Company, will be held at 10:00 a.m. (Israel time) on Sunday, February 19, 2012, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel, for the following purposes:

(1)	To elect each of Messrs. Gideon Hollander and Yossie Hollander to the Company’s Board of Directors, or the Board of Directors, to serve as a Class III director for a three year term, until the third Annual General Meeting of Shareholders following the Meeting.

(2)	To approve the appointment of Mr. Gideon Hollander to serve as active Chairman of the Board of Directors, or active Chairman, for a period of up to three years (assuming that he continues to serve on the Board of Directors throughout such time) while he concurrently continues to serve as co-Chief Executive Officer (or other principal executive officer) of the Company.

(3)	To approve the compensation payable to Messrs. Gideon Hollander and Yossie Hollander.

(4)	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2011 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board of Directors, or the Audit Committee.

(5)	To present and consider the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2010.

(6)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Each of the Audit Committee and the Board of Directors has approved the proposed compensation payable to Messrs. Gideon Hollander and Yossie Hollander

The Board of Directors has approved the remaining proposals and recommends that you vote in favor thereof.

Shareholders of record at the close of business on January 9, 2012 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by the Company’s transfer agent or at its registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors,

Gideon Hollander

Co-Chief Executive Officer

JACADA LTD.

11 Shenkar Street

Herzliya 46725, Israel

Tel: +972-3-767-9360

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Jacada Ltd., hereinafter referred to as Jacada or the Company, to be voted at the Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Sunday, February 19, 2012, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about January 13, 2012.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Jacada Ltd. is a company existing under the laws of the State of Israel. The solicitation of proxies and the transaction contemplated in this Proxy Statement involve securities of an Israeli issuer and are being effected in accordance with Israeli corporate and securities laws. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli laws may differ from requirements under U.S. corporate and securities laws relating to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company exists under the laws of Israel and that some or all of their respective officers and directors are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. Shareholders may not be able to sue an Israeli company or its respective officers or directors in an Israeli court for violations of U.S. securities laws. It may be difficult to compel an Israeli company and its affiliates to subject themselves to a judgment by a U.S. court.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 10:00 a.m. (Israel time) on Sunday, February 19, 2012, at the Company’s offices at 11 Shenkar Street, Herzliya 46725, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and (except with respect to Proposal 5 below) vote upon the following matters:

(1)	The election of each of Messrs. Gideon Hollander and Yossie Hollander to the Board of Directors, to serve as a Class III director for a three year term, until the third Annual General Meeting of Shareholders following the Meeting.

(2)	The approval of the appointment of Mr. Gideon Hollander to serve as active Chairman for a period of up to three years (assuming that he continues to serve on the Board of Directors throughout such time) while he concurrently continues to serve as co-Chief Executive Officer (or other principal executive officer) of the Company.

(3)	The approval of the compensation payable to Messrs. Gideon Hollander and Yossie Hollander.

(4)	The re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2011 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

(5)	A presentation of the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2010, as made available to the Company’s shareholders.

(6)	The transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Other than the proposals listed above, the Company is not aware of any other matter that will come before the Meeting. If any other matter properly comes before the Meeting, the persons designated as proxies intend to vote on such matter in accordance with the judgment of the Board of Directors.

Proxy Procedure

Only holders of record of the Ordinary Shares as of the close of business on January 9, 2012 are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of January 9, 2012, the record date for determination of shareholders entitled to vote at the Meeting, there were 4,159,336 Ordinary Shares issued and outstanding (excluding 1,111,796 Ordinary Shares held by the Company as treasury shares).

•

Voting in Person. If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•

Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If directions are not given or the directions provided are not in accordance with the options listed on a proxy card, such Ordinary Shares will be voted FOR all proposals.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, or by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

Quorum

Pursuant to the Articles, the presence of at least two shareholders, holding at least 33 1/3% of the Company’s outstanding voting power, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday). If within half an hour from the time designated for the reconvened Meeting a quorum is not present, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions will be counted towards the quorum.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Voting Standards

The approval of Proposal 2 (concerning the appointment of Mr. Gideon Hollander as the Company’s active Chairman) requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) such majority includes at least two-thirds (2/3) of the votes of non-controlling shareholders who also lack a personal interest in the approval of the matter (“disinterested shareholders”) and who vote on the matter (not including abstentions) or (ii) the total number of votes of such disinterested shareholders voting against the matter does not exceed two percent (2%) of the Company’s voting power.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder will not be deemed a disinterested shareholder and accordingly will not be eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder includes any personal interest possessed by the shareholder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the shareholder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. A personal interest furthermore includes the personal interest of a person for whom the shareholder holds a voting proxy or the interest of the shareholder with respect to his or her vote on behalf of the person for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. A personal interest excludes, however, an interest arising solely from the ownership of shares (although, as indicated in the preceding paragraph, any controlling shareholder of the Company will anyway be excluded in determining whether the special majority required for approval of this proposal has been met). Accordingly, the enclosed proxy card includes a certification regarding whether the voting shareholder has a personal interest. If you believe that you may have a personal interest, please contact the Company’s General Counsel at (770)-776-2215 for instructions on how to vote your shares on this matter and indicate that you have a personal interest or, if you hold your shares in “street name,” you may also contact the representative managing your account, who could then contact the Company on your behalf.

All remaining proposals that will be voted on at the Meeting (Proposals 1, 3 and 4) require the affirmative vote of the holders of a majority of the Ordinary Shares held by disinterested shareholders present, in person or by proxy, and voting on the respective proposals, for the approval thereof.

Ordinary Shares present at the Meeting that are not voted for the approval of a proposal or Ordinary Shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal will not be counted toward the achievement of a majority for the proposal. Accordingly, in tabulating the voting results for the proposals, Ordinary Shares that constitute broker non-votes and abstentions are not considered votes cast on the proposals. As described above with respect to quorum requirements, unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for purposes of determining whether the requisite majorities have been achieved for the respective proposals.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

As of January 9, 2012, there were 4,159,336 Ordinary Shares issued and outstanding (excluding 1,111,796 Ordinary Shares held as treasury shares).

The following table and related footnotes set forth certain information as of January 9, 2012 (unless otherwise indicated below) regarding the beneficial ownership of the Ordinary Shares by: (a) each of the Company’s directors; (b) each of the Company’s executive officers; and (c) all shareholders known by the Company to be the beneficial owners of more than 5% of the outstanding Ordinary Shares. Based on information furnished by the owners and except as otherwise noted, the Company believes that the beneficial owners of the shares listed below, have, or share with a spouse, voting and investment power with respect to such shares. Unless otherwise indicated below, the address of each person listed below is the address of the Company.

Name of Beneficial Owner	Number of Shares Owned		Percentage
Yossie Hollander (1)	553,503		13.22%
Gideon Hollander (2)	453,747		10.75%
Thomas H. Clear	85,938	(3)	*
Caroline Cronin	4,219	(3)	*
Ohad Zuckerman	23,125	(3)	*
Gittit Guberman	3,125	(3)	*
Avner Atsmon	10,625	(3)	*
New Resources (4)	230,000		5.53%
Gunar Anstalt (5)	223,750		5.38%
Lloyd I. Miller, III (6)	225,394		5.40%

*	Represents less than one percent (1%).

(1)	Based on a Directors and Officers Questionnaire submitted to the Company by Mr. Hollander. Represents 325,320 Ordinary Shares owned individually by Mr. Hollander, 75,668 Ordinary Shares owned by Mr. Hollander’s spouse and 125,015 Ordinary Shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Includes 27,500 Ordinary Shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 Ordinary Shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 387,400 Ordinary Shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the Ordinary Shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any Ordinary Shares so held by such trusts. The Company makes no representation as to the accuracy or completeness of the information reported.

(2)

Based on a Directors and Officers Questionnaire submitted to the Company by Mr. Hollander. Represents 391,247 Ordinary Shares owned individually by Mr. Hollander, and 62,500 Ordinary Shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 120,000 Ordinary Shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares. The Company makes no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Shenkar Street, Herzliya 46725, Israel.

(3)	The shares listed represent shares issuable upon exercise of options vested within 60 days of the date hereof.

(4)	Based on a Schedule 13G filed with the Commission on February 16, 2010. The Company makes no representation as to the accuracy or completeness of the information reported. New Resource’s address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)	Based on a Schedule 13G filed with the Commission on February 22, 2010. The Company makes no representation as to the accuracy or completeness of the information reported. Gunar Anstalt’s address is AeuleStrasse 5, FL-9490 Vaduz, Liechtenstein.

(6)	Based on a Schedule 13G filed with the Commission on October 7, 2011. The Company makes no representation as to the accuracy or completeness of the information reported. Mr. Miller’s address is 4550 Gordon Drive, Naples, Florida 34102.

PROPOSAL 1: RE-ELECTION OF CLASS III DIRECTORS

Background

In accordance with the terms of the Articles, the Board of Directors is divided into three classes and the term of the office of the Class III Directors expires on the date of the Meeting.

At the Meeting, it is intended that proxies will be voted for the re-election of the Class III Directors, Messrs. Gideon Hollander and Yossie Hollander (other than those directing the proxy holders not to vote for the listed nominees). Each of Mr. Gideon Hollander and Mr. Yossie Hollander currently serves as a director of the Company, and, if elected, shall hold office for an additional three years, until the third Annual General Meeting of Shareholders following the Meeting, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

The Proposed Directors

Gideon Hollander was a co-founder of Jacada in 1990. Mr. Hollander has been the co-Chief Executive Officer of the Company since August 2011, after having served as Chairman of the Board of Directors from January 2008 to August 2011 and as the Company’s Chief Executive Officer from 1990 to December 2007. Since January 2011, Mr. Hollander actively participates in the day to day operations of the Company, first as active Chairman of our Board of Directors, and now as co-Chief Executive Officer. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations. Gideon Hollander is Yossie Hollander’s brother.

Yossie Hollander has been director since 1990 and was the Chairman of the Board of Directors from November 1995 to December 2007. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive board of the Weizmann Institute of Science. Yossie Hollander is Gideon Hollander’s brother.

Proposed Resolutions for Proposal 1

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Gideon Hollander be, and hereby is, re-elected to serve as a Class III Director of the Company for an additional term of three years, until the third Annual General Meeting of Shareholders following this Meeting.”

“RESOLVED, that Mr. Yossie Hollander be, and hereby is, re-elected to serve as a Class III Director of the Company for an additional term of three years, until the third Annual General Meeting of Shareholders following this Meeting.”

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of the re-election of the above named directors as Class III directors of the Company.

PROPOSAL 2: APPROVAL OF THE APPOINTMENT OF THE COMPANY’S CO-CEO TO CONCURRENTLY SERVE AS ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

Background

Mr. Gideon Hollander served as the Company’s active Chairman of the Board of Directors until August 2011, when he was appointed to serve alongside Thomas Clear as the Company’s co-Chief Executive Officer. The Board of Directors values the stewardship that Mr. Hollander has provided to the Company, both in his former role as active Chairman and currently as co-Chief Executive Officer, and therefore desires, and has approved, the assumption by Mr. Hollander once again of the role of active Chairman, while maintaining his role as co-Chief Executive Officer (or such other principal executive officer role that he may fill in the future). Under the Companies Law, if a chief executive officer of a public Israeli company is to concurrently serve for the same company as chairman of the board of directors, such concurrent service must be approved by a special majority of the shareholders (as described below under “Shareholder Approval”). The appointment of an individual to serve in both such roles may be approved for a maximum period of three years, after which time approval of the appointment needs to be sought once again from a company’s shareholders. Under this Proposal 2, the Company is seeking approval of the appointment of Mr. Hollander to serve as active Chairman (and, hence, in the roles of both active Chairman and co-Chief Executive Officer (or other principal executive officer)) for the maximum three year period permitted under the Companies Law, provided that he continues to serve on the Company’s Board of Directors through such period of time.

Proposed Resolution for Proposal 2

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Mr. Gideon Hollander to serve as active Chairman of the Company’s Board of Directors for a period of up to three years, while he concurrently continues to serve as the Company’s co-Chief Executive Officer (or other principal executive officer), as described in the Proxy Statement for the Company’s Annual General Meeting of Shareholders, dated January 13, 2012, be, and it hereby is, approved.”

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to approve the appointment of Mr. Gideon Hollander, the Company’s co-Chief Executive Officer, to concurrently serve as active Chairman of the Board of Directors, for a period of up to three years from the date of the Meeting.

PROPOSAL 3: APPROVAL OF COMPENSATION PAYABLE TO MESSRS. GIDEON HOLLANDER AND YOSSIE HOLLANDER

Background

Under the Companies Law, the terms of compensation of directors of the Company, whether in their capacity as directors or otherwise, require shareholder approval.

As described in Proposals 1 and 2 above, the Company’s co-Chief Executive Officer and director, Mr. Gideon Hollander, has served in his capacity as co-Chief Executive Officer since August 2011. The Company’s Audit Committee and Board of Directors (without the participation of Mr. Gideon Hollander) have resolved, and currently propose that the Company’s shareholders approve, the execution by the Company of a services agreement with Mr. Hollander. Under the agreement, which would be effective as of January 1, 2011 (conditioned on approval by the Company’s shareholders) so as to enable the Company to compensate him for the service he has provided to the Company as co-Chief Executive Officer during 2011, Mr. Gideon Hollander would receive a one time bonus in an amount of NIS125,000 (equals to approximately $33,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars), and a monthly fee of NIS 83,333 (equal to approximately US$22,000 based on the current rate of exchange between the New Israeli Shekel and US Dollars) as total consideration for his services to the Company as co-Chief Executive Officer, and, if Proposals 1 and 2 are approved, as a director and as active Chairman of the Board of Directors, respectively. More specifically, Mr. Gideon Hollander would be in charge of research and development, information technology, product management, marketing, finance, legal and human resource functions for the Company pursuant to the services agreement.

Mr. Yossie Hollander, who is also subject to election as a director by the Company’s shareholders at the Meeting pursuant to Proposal 1, currently receives the same compensation that is payable to the Company’s external directors under the Companies Law, consisting of: (i) an annual payment of NIS 42,000; and (ii) payment of NIS 2,200 for every meeting of the Board of Directors or any committee thereof in which he participates, provided that in the event that he participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, he only receives from the Company 60% of the compensation for participation in such meeting, and, in the event that a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, he only receives from the Company 50% of the compensation for participation. Such fees are subject to updates in accordance with the Companies Law and the regulations promulgated thereunder.

Such current compensation for Mr. Yossie Hollander’s service on the Board of Directors was previously approved by the Company’s Audit Committee and Board of Directors (without his participation) and by the Company’s shareholders at the Company’s 2008 Annual General Meeting of Shareholders, and has again been approved by the Audit Committee and Board of Directors prior to the prospective Meeting. As part of Proposal 3, the Company’s shareholders will be asked to approve Mr. Yossie Hollander’s continued receipt of such compensation, assuming that he is re-elected as a director pursuant to Proposal 1.

The proposed compensation arrangements are deemed interested party transactions under Israeli law, which require approval by the Company’s Audit Committee, Board of Directors and shareholders. Messrs. Gideon Hollander and Yossie Hollander have informed the Company of their respective personal interests in the proposal related to their receipt of compensation, and the Company’s Audit Committee and Board of Directors have approved such compensation arrangements in accordance with the provisions of the Companies Law.

Proposed Resolutions for Proposal 3

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that effective as of January 1, 2011, the remuneration payable to Mr. Gideon Hollander for services as co-Chief Executive Officer of the Company (and, subject to the approval of Proposals 1 and 2, as a director and active Chairman of the Company’s Board of Directors, respectively), as described in the Proxy Statement for the Company’s Annual General Meeting of Shareholders, dated January 13, 2012, be, and it hereby is, approved.”

“RESOLVED FURTHER, that, assuming the re-election of Mr. Yossie Hollander as a director pursuant to Proposal 1, the continued payment to him of his existing compensation as a director, as previously approved by the Company’s shareholders at the 2008 Annual General Meeting of Shareholders, as described in the Proxy Statement for the Company’s Annual General Meeting of Shareholders, dated January 13, 2012, be, and it hereby is, approved.”

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of the approval of the compensation of Messrs. Gideon Hollander and Yossie Hollander.

PROPOSAL 4: RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2011 and for such additional period until the next Annual General Meeting of Shareholders and that the Board of Directors will be authorized by the Company’s shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Pursuant to the Sarbanes-Oxley Act of 2002, as amended, the Audit Committee has already acted to approve the re-appointment of the independent auditors and the fixing of their remuneration, as well as the terms of their engagement.

Proposed Resolutions for Proposal 4

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2011 and for such additional period until the next Annual General Meeting of Shareholders, such re-appointment having been previously approved by the Audit Committee.”

“RESOLVED FURTHER, that the Board of Directors be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

Recommendation

The Board of Directors unanimously recommends to the Company’s shareholders to vote in favor of (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

PROPOSAL 5: PRESENTATION AND CONSIDERATION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010, will be presented. A copy of the Company’s Annual Report to Shareholders (including the audited consolidated financial statements for the year ended December 31, 2010) is being made available to shareholders through the Company’s website. The report can be accessed at http://www.jacada.com/investors under “Financial Reports”. Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s Investors Relations department in the U.S at 770-352-1300 or in Israel at +972(9) 952-5900.

OTHER MATTERS

The Board of Directors does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Annual General Meeting of Shareholders and in this Proxy Statement and knows of no other matter to be brought before the Meeting by others. If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors

Gideon Hollander

Co-Chief Executive Officer

January 13, 2012